Global Med Technologies, Inc.
12600 West Colfax
Suite C-240
Lakewood, CO 80215

May 3, 2007

VIA CORRESPONDENCE

Rachel Zablow
Staff Accountant
Division of Corporate Finance
Telephone Number: (202) 551-3428
Facsimile Number: (202) 772-9210

Re:	Global Med Technologies, Inc. Letter dated April 26, 2007

Dear Ms. Zablow:

     Global Med Technologies, Inc. (“Global Med” or the “Company”) is in receipt of the letter from the Securities Exchange Commission (“SEC”) dated April 26, 2007 that relates to the Company’s Form 10-KSB for the year ended December 31, 2006. The Company is providing this letter in response to the two comments received. The following contains the Company’s responses:

General

Issue 1:	The Company refers to the SEC’s Note 1 that reads as follows:

We note the representation in your 10-KSB that you sell your products and services to end users in Africa. Please advise us whether you sell products and services in Sudan, a country identified by the State Department as a state sponsor of terrorism, and subject to U.S. economic sanctions and export controls.

RESPONSE:	The Company does not sell products or services in Sudan.

Ms. Rachel Zablow

May 3, 2007

Issue 2:	The Company refers to the SEC’s Note 2 related to Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, page 17 that reads as follows:

Please confirm to us that you will revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying items that are apparent from the statement of cash flows does not provide a sufficient basis to analyze your cash flows from operating activities. Refer to the Interpretative Guidance in SEC Release 33-8350.

RESPONSE:	The Company will increase its disclosures related to cash flows in accordance with the guidance provided in SEC Release 33-8350.

Action Item:

The Company increased its disclosures related to cash flows of the underlying drivers impacting the changes in working capital in its Form 10-QSB for the three months ended March 31, 2007. This document was filed with the SEC on April 27, 2007. Going forward, the Company will continue to provide the necessary language that outlines the underlying drivers impacting working capital.

If you should have any questions, please feel free to contact me.

Sincerely,

/s/  Michael I. Ruxin
Michael I. Ruxin